Exhibit 99.1

CHINA CORD BLOOD CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(NYSE Ticker: CO)

48th Floor, Bank of China Tower

1 Garden Road

Central

Hong Kong S.A.R.

NOTICE OF EXTRAORDINARY GENERAL MEETING
to Be Held on March 16, 2018
(or any adjourned or postponed meeting thereof)

To the Shareholders of China Cord Blood Corporation:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of China Cord Blood Corporation (the “Company”) will be held at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R. on March 16, 2018 at 8:00 p.m., Hong Kong local time, and at any adjourned or postponed meeting thereof, for the following purposes:

As special resolution

1.              THAT:

(i)                                     subject to the approval of the Registrar of Companies in the Cayman Islands, the English name of the Company be changed from “China Cord Blood Corporation” to “Global Cord Blood Corporation” and the Chinese name “國際臍帶血庫企業集團” be adopted as the dual foreign name in Chinese of the Company to replace the existing Chinese name of the Company “中國臍帶血庫企業集團” which has been used by the Company for identification purposes only (the “Proposed Change of Company Name”);

(ii)                                  subject to the passing of resolution numbered (i) above and the Proposed Change of Company Name taking effect, the memorandum of association (the “Memorandum”) and the articles of association of the Company (the “Articles”) be and are hereby amended by deleting the name “China Cord Blood Corporation” and replacing therewith the name “Global Cord Blood Corporation 國際臍帶血庫企業集團” in the Memorandum and the Articles; and

(iii)                               any director or the secretary of the Company be and each of them is hereby authorized to do all such acts and things and execute all documents and make all arrangements as he/she/they consider necessary or expedient to give effect to the foregoing resolutions and to attend to any necessary registration and/or filing for and on behalf of the Company.

The Board of Directors of the Company has fixed the close of business on February 27, 2018 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the EGM or any adjourned or postponed meeting thereof. The share register of the Company will not be closed. A list of the shareholders entitled to vote at the EGM may be examined at the Company’s offices during the 10-day period preceding the EGM.

Please refer to the Form of Proxy, which is attached to and made a part of this notice. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to receive notice of and vote at the EGM and any adjourned or postponed meeting thereof.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the EGM in person. Your vote is important. If you cannot attend the EGM in person, you are urged to complete, sign, date and return the accompanying Form of Proxy as promptly as possible. We must receive the Form of Proxy no later than 48 hours before the time of the EGM to ensure your representation at such meeting.

A return envelope which requires no postage if mailed in the United States is enclosed for your convenience. You may obtain directions to the EGM by calling our offices at +852 3605 8180.

Shareholders may obtain a copy of the Proxy Statement and a Form of Proxy, free of charge, from the Company’s website at www.chinacordbloodcorp.com, by contacting our Investor Relations Department at: ir@chinacordbloodcorp.com or by writing to us at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R., ATTN: Secretary.

By Order of the Board of Directors,

/s/ Ting Zheng
Ting Zheng
Chief Executive Officer

Hong Kong, February 28, 2018

IMPORTANT

Whether you expect to attend the EGM, please complete, date, and sign the accompanying Form of Proxy, and return it promptly in the enclosed return envelope. If you grant a proxy, you may revoke it at any time prior to the EGM or nevertheless vote in person at the EGM.  To be valid, the Form of Proxy and the power of attorney or other authority, if any, under which it is signed or a certified copy of such power of attorney or authority must be deposited at the Company’s office (to the attention of: Amanda Lam, Secretary) at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R. not less than 48 hours before the time for holding the above meeting or any adjournment thereof.

PLEASE NOTE: If you hold your shares in street name and wish to vote your shares at the EGM, you should contact your broker about getting a proxy appointing you to vote your shares.

CHINA CORD BLOOD CORPORATION

CHINA CORD BLOOD CORPORATION

48th Floor, Bank of China Tower

1 Garden Road

Central

Hong Kong S.A.R.

PROXY STATEMENT

for

EXTRAORDINARY GENERAL MEETING

to Be Held on March 16, 2018

(or any adjourned or postponed meeting thereof)

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of China Cord Blood Corporation (the “Company,” “CCBC,” “we,” “us,” or “our”) for the Extraordinary General Meeting of Shareholders (“EGM”) to be held at the office of the Company at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R. on March 16, 2018 at 8:00 p.m., Hong Kong local time, and for any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Extraordinary General Meeting of Shareholders. Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the Secretary of the Company at the above stated address.  Alternatively, revocation of proxy may be effected by the shareholder attending and voting in person at the EGM.

If the enclosed Form of Proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any Form of Proxy on which no instruction is specified will be voted by the holder of the proxy in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the Form of Proxy.

The Company will bear the entire cost of preparing, assembling, printing and mailing this Proxy Statement, the accompanying Form of Proxy, and any additional material that may be furnished to shareholders. The date on which this Proxy Statement and the accompanying Form of Proxy will first be mailed or given to the Company’s shareholders is on or about March 1, 2018.

Your vote is important. Accordingly, you are urged to sign and return the accompanying Form of Proxy whether or not you plan to attend the EGM. To be valid, the Form of Proxy and the power of attorney or other authority, if any, under which it is signed or a certified copy of such power of attorney or authority must be deposited at the Company’s office (to the attention of: Amanda Lam, Secretary) at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R. not less than 48 hours before the time for holding the above meeting or any adjournment thereof.  If you do attend the EGM and are a record holder, you may vote by ballot at the EGM and your proxy will be deemed to be revoked. If you hold your shares in street name and wish to vote your shares at the EGM, you should contact your broker about getting a proxy appointing you to vote your shares.

GENERAL INFORMATION ABOUT VOTING

Record Date, Outstanding Shares, and Voting Rights

As of February 27, 2018, the record date for the EGM (the “Record Date”), the Company had 120,604,742 ordinary shares outstanding, excluding 136,899 ordinary shares held as treasury shares, $0.0001 par value per share, being the class of securities entitled to vote at the EGM. Each ordinary share entitles its holder to one vote.

Attending the EGM

If you are a shareholder of record at the close of business on the Record Date, you may vote in person at the EGM. We will give you a ballot sheet when you arrive. You may obtain directions to the meeting by calling our office at +852 3605 8180 or by writing to the Company at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R., ATTN: Secretary. If you are a shareholder of record at the close of business on the Record Date and attend the meeting, you may vote there in person, regardless whether you have voted by any of the other means mentioned in the preceding paragraph.

Procedures for Voting or Revoking Proxies

If you do not wish to vote in person or you will not be attending the EGM, you may vote by proxy. If you have received a printed copy of these proxy materials by mail, you may vote by proxy using the enclosed Form of Proxy. To vote by proxy using the enclosed Form of Proxy (only if you have received a printed copy of these proxy materials by mail), complete, sign and date your Form of Proxy and return it promptly in the envelope provided.

If you intend to vote by proxy, your vote must be received by the Company no later than March 14, 2018 at 8:00 p.m., Hong Kong local time (48 hours before the time of the EGM) at the Company’s office (to the attention of: Amanda Lam, Secretary) at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R., to be counted.

If you are not a shareholder of record at the close of business on the Record Date, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the EGM, please contact your bank or broker for the procedures necessary to allow you to vote your shares in person.

Required Votes

Only holders of ordinary shares of record at the close of business on the Record Date are entitled to vote at the EGM. For purposes of voting at the EGM, each ordinary share is entitled to one vote upon all matters to be acted upon at the EGM. Two or more persons holding or representing by proxy not less than one-third in nominal value of the outstanding ordinary shares shall constitute a quorum throughout the meeting. The affirmative vote of a two-thirds majority (66 2/3%) of the votes cast in person or by proxy at the EGM and entitled to vote on the special resolutions is required to adopt the special resolutions.

Only ordinary shares that are voted are taken into account in determining the proportion of votes cast for each resolution. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of February 27, 2018, certain information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of our ordinary shares by:

•                  each of our directors and executive officers who beneficially own our ordinary shares; and

•                  each person known to us to own beneficially more than 5% of our ordinary shares.

Information provided as to 5% shareholders other than our employees or management is based solely on Schedules 13D or 13G or Forms 3, 4 and 5 filed with the Securities and Exchange Commission and subsequent issuances by the Company.

Beneficial ownership includes voting or investment power with respect to the securities and takes into consideration options and warrants exercisable by a person within 60 days after the date of this Proxy Statement. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

Name	Number of Shares Beneficially Owned	Percentage of Ownership (1)
Directors and executive officers:
Mark D. Chen (2)	398,144	*
All directors and executive officers as a group	398,144	*
Principal shareholders:
Nanjing Ying Peng Asset Management Co., Ltd. (3)	78,874,106	65.4%
Kent C. McCarthy (4)	16,125,700	13.4%
Magnum Opus International (PTC) Limited, as trustee (5)	7,080,000	5.9%

*                                         Beneficially owns less than 1% of our ordinary shares.

(1)                                     Percentages based on 120,604,742 shares outstanding as of February 27, 2018, excluding shares owned by us.

(2)                                     Includes 398,144 ordinary shares held by Pantheon China Acquisition Limited, an entity controlled by Mr. Chen. Does not include 110,000 restricted share units (“RSUs”) held by each of Mr. Chen and his spouse subject to satisfaction of performance criteria prior to vesting, which as of the date of this report have not been met.

(3)                                     Includes (i) 77,260,927 ordinary shares held by Blue Ocean Structure Investment Company Ltd (“Blue Ocean”); and (ii) 1,613,179 ordinary shares held of record by Golden Meditech Stem Cells (BVI) Company Limited (“GM Stem Cells”), which ordinary shares GM Stem Cells has agreed to immediately transfer to Blue Ocean or its designee on demand.  Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (limited partnership) (“Nanjing Ying Peng Fund”) beneficially owns 100% of the outstanding shares of Blue Ocean and Nanjing Ying Peng Asset Management Co., Ltd. (“Nanjing Ying Peng GP”) is the general partner and executive partner of Nanjing Ying Peng Fund. As a result, each of Nanjing Ying Peng Fund and Nanjing Ying Peng GP are deemed to be beneficial owners of the 78,874,106 ordinary shares beneficially owned by Blue Ocean. In addition, Mr. Yafei Yuan has the right to indirectly appoint three members out of five members of the investment committee of Nanjing Ying Peng Fund, and as a result of the voting and disposition of the 78,874,106 ordinary shares beneficially owned by Nanjing Ying Peng Fund being determined by such investment committee, Mr. Yafei Yuan may be deemed to beneficially own the 78,874,106 ordinary shares beneficially owned by Nanjing Ying Peng Fund. Information derived from a Schedule 13D filed on February 8, 2018.

(4)                                     Includes (i) 2,686,300 ordinary shares held by Jayhawk Private Equity Fund II, L.P.; (ii) 12,751,500 ordinary shares and 528,500 derivative call rights held by JHMS Fund, LLC; and (iii) 159,400 ordinary shares held by the Kent C. McCarthy Revocable Trust dated October 24, 2003.

Mr. Kent C. McCarthy is the manager of Jayhawk Private Equity, LLC, which is the general partner of Jayhawk Private Equity GP II, L.P. Jayhawk Private Equity GP II, L.P. is the general partner of Jayhawk Private Equity Fund II, L.P. As a result, Mr. McCarthy, Jayhawk Private Equity, LLC and Jayhawk Private Equity GP II, L.P are deemed to be beneficial owners of the securities owned of record by Jayhawk Private Equity Fund II, L.P. Mr. Kent C. McCarthy is also the manager of Jayhawk Capital Management, L.L.C., which is the manager of JHMS Management, LLC. JHMS Management, LLC is the manager of JHMS Fund, LLC. As a result, Mr. McCarthy, Jayhawk Capital Management, LLC and JHMS Management, LLC are deemed to be beneficial owners of the securities owned of record by JHMS Fund, LLC. Mr. McCarthy is also the trustee of the Kent C. McCarthy Revocable Trust dated October 24, 2003. As a result, Mr. McCarthy is deemed to be beneficial owners of the securities owned of record by the Kent C. McCarthy Revocable Trust dated October 24, 2003. Information derived from a 13G/A filed on February 13, 2018.

(5)                                     Magnum Opus International (PTC) Limited (“Magnum Trustee”) has disclaimed beneficial ownership of such securities, except to the extent the exercise of its discretionary trust powers vests it with voting and/or dispositive control over such securities. Due to his ownership of all the outstanding interests in Mag Ops Limited, which is the sole owner of Magnum Trustee, Mr. Albert Chen may be deemed to beneficially own such securities, which beneficial ownership has been disclaimed by Mr. Albert Chen.

As of the date of this Proxy Statement, 28.7% of our outstanding ordinary shares are held by 4 record holders in the United States.  We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

PROPOSAL NO. 1
CHANGE OF THE COMPANY’S NAME AND AMENDMENTS TO MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company’s current name was adopted in connection with its initial financing and planned listing on the New York Stock Exchange, LLC.  At the time of adoption, management of the Company believed that the Company’s position as the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses in China should be reflected in its corporate name.  Since that time, the Company has continued to maintain a leading presence in the umbilical cord blood banking industry in China but has also looked to expanding its operations outside of China, leveraging its industry expertise and significant financial resources.

At the current time, and in view of the expected future development direction and business strategy of the Company, management believes that changing its name to “Global Cord Blood Corporation” would be in the best interests of the Company and its shareholders.  As a result, the Board of Directors has proposed that the following special resolution be considered and, if thought fit, passed by the shareholders of the Company:

1.              THAT:

(iv)                              subject to the approval of the Registrar of Companies in the Cayman Islands, the English name of the Company be changed from “China Cord Blood Corporation” to “Global Cord Blood Corporation”  and the Chinese name “國際臍帶血庫企業集團” be adopted as the dual foreign name in Chinese of the Company to replace the existing Chinese name of the Company “中國臍帶血庫企業集團” which has been used by the Company for identification purposes only (the “Proposed Change of Company Name”);

(v)                                 subject to the passing of resolution numbered (i) above and the Proposed Change of Company Name taking effect, the memorandum of association (the “Memorandum”) and the articles of association of the Company (the “Articles”) be and are hereby amended by deleting the name “China Cord Blood Corporation” and replacing therewith the name “Global Cord Blood Corporation 國際臍帶血庫企業集團” in the Memorandum and the Articles; and

(vi)                              any director or the secretary of the Company be and each of them is hereby authorized to do all such acts and things and execute all documents and make all arrangements as he/she/they consider necessary or expedient to give effect to the foregoing resolutions and to attend to any necessary registration and/or filing for and on behalf of the Company.

THE BOARD OF DIRECTORS RECOMMENDS VOTING “FOR” THE APPROVAL OF THE SPECIAL RESOLUTION IN RESPECT OF THE CHANGE OF THE COMPANY’S NAME AND AMENDMENTS TO MEMORANDUM AND ARTICLES OF ASSOCIATION.

GENERAL

The Company will bear the cost of preparing, printing, assembling and mailing the Proxy Statement, Form of Proxy and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

Other Matters to Be Presented at the EGM

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

Communications with the Board of Directors

The Board of Directors maintains a process for shareholders to communicate with the Board of Directors. Shareholders wishing to communicate with the Board of Directors or any individual director may write to the Board of Directors or the individual director to the Board of Directors, c/o China Cord Blood Corporation, 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.. Any such communication must state the number of ordinary shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

Where You Can Find More Information

The Company files annual and current reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with or submit to the SEC at the SEC’s public reference room located at Room 1580, 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

February 28, 2018	By Order of the Board of Directors,

/s/ Ting Zheng
Ting Zheng
Chief Executive Officer

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

CHINA CORD BLOOD CORPORATION	2018 Extraordinary General
Meeting of Shareholders

MARCH 16, 2018 08:00 P.M. local time

This Proxy is Solicited on Behalf Of The Board Of Directors

Please Be Sure To Mark, Sign, Date and Return Your Proxy Card in the Envelope Provided

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY	Please mark your votes like this

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1.

1.               Subject to approval of the Registrar of Companies in the Cayman Islands, to change the name of the Company to “Global Cord Blood Corporation 國際臍帶血庫企業集團” and subject to the proposed change of name being effective, to amend the memorandum and articles of association of the Company to reflect the new name of the Company.

FOR ☐	AGAINST ☐	ABSTAIN ☐

CONTROL NUMBER

Signature	Signature, if held jointly	Date	, 2018.

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

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Introduction

This Proxy is furnished in connection with the solicitation by the Board of Directors of China Cord Blood Corporation, a Cayman Islands exempted company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares, par value US$0.0001 per share (“Ordinary Shares”), of the Company to be exercised at the Extraordinary General Meeting of the Company (the “EGM”) to be held at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R. on March 16, 2018 at 8:00 p.m. (local time), and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Extraordinary General Meeting (the “EGM Notice”). Only the shareholders of the Company of record at the close of business on February 27, 2018 (the “Record Date”) are entitled to receive notice of and only the holders of record of the Ordinary Shares at the close of business on the Record Date are entitled to vote at the EGM. In respect of the matters requiring shareholders’ vote at the EGM, each Ordinary Share is entitled to one vote. The quorum of the EGM is two or more shareholders holding no less than an aggregate of one-third of all voting share capital of the Company in issue present in person or by proxy and entitled to vote at the EGM.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Proxy. Where the Chairperson of the EGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the EGM. However, if any other matter properly comes before the EGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands, with a copy delivered to its offices at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R. or (ii) by attending and voting in person at the EGM.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

CHINA CORD BLOOD CORPORATION

(Incorporated in the Cayman Islands with limited liability)
Proxy for Extraordinary General Meeting to Be Held on March 16, 2018

I/We                                                                            of                                                                           , being the registered holder of                         1 ordinary share(s), par value US$0.0001 per share (“Ordinary Shares”), of China Cord Blood Corporation (the “Company”), hereby appoint the Chairperson of the Extraordinary General Meeting or 2                                 of                                                as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R. on March 16, 2018 at 8:00 p.m. (local time), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR PROPOSAL 1 AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE EXTRAORDINARY GENERAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

1         Please insert the number of Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this proxy will be deemed in relate to all the Ordinary Shares in the Company registered in your name(s).

2         If any proxy other than the Chairperson of the Extraordinary General Meeting is preferred, strike out the words “the Chairperson of the Extraordinary General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this proxy must be initiated by the person(s) who sign(s) it.

(Continued and to be marked, dated and signed, on the other side)

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